UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2025

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Attached hereto and incorporated herein is PolyPid Ltd.’s (the “Registrant”) press release issued on June 9, 2025, titled “PolyPid Announces Positive Topline Results from Phase 3 SHIELD II Trial: D-PLEX100 Demonstrated Significant Reduction in Surgical Site Infections and Successfully Met Primary and All Key Secondary Endpoints.”

The first paragraphs and the sections titled “Key findings from SHIELD II study include:” and “Forward-looking Statements” in the press release are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, and File No. 333-284376) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by PolyPid Ltd. on June 9, 2025, titled “PolyPid Announces Positive Topline Results from Phase 3 SHIELD II Trial: D-PLEX100 Demonstrated Significant Reduction in Surgical Site Infections and Successfully Met Primary and All Key Secondary Endpoints”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: June 9, 2025	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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